[Letterhead of Genesis Electronics Group, Inc.]
Via Edgar

October 4, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002

Re: Genesis Electronics Group, Inc.

Request to Withdraw Registration Statement on Form S-1 (RW)

SEC File Number: 333-167490

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Genesis Electronics Group, Inc. (the "Registrant") hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-167490), which was originally filed with the Securities and Exchange Commission (the "Commission") on June 14, 2010 along with any exhibits (the "Registration Statement"). No securities have been issued under this S-1 Registration Statement.

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants' account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

If you have any questions regarding this application for withdrawal, please contact the undersigned at 945-272-1200

Very truly yours,

By /s/ Edward C. Dillon
   -------------------------
   Edward C. Dillon
   Chief Executive Officer